June 24, 2005

Mail Stop 4561

Charles T. Jensen
President and Chief Executive Officer
NeoMedia Technologies, Inc.
2201 Second Street, Suite 402
Fort Myers, Florida 33901

Re:	NeoMedia Technologies, Inc.
	Registration Statement on Form S-3
	Filed May 25, 2005
	File No. 333-125239

Dear Mr. Jensen:

	This is to advise you that we have limited our review of your filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you have outstanding comments on your Form S-4, File
No. 333-123848. Please be advised that these comments must be resolved before your registration statement on Form S-3 is declared effective.
Prospectus Cover Page
2. Please revise to disclose your concurrent offering on Form S-4 and to state the number of shares currently being offered under your other prospectus.
3. While it appears from the disclosure throughout the filing that you are registering 54,000,000 shares of common stock underlying warrants issued to the selling security holders, we note that the disclosure at the top of your prospectus cover page indicates you are also registering "Warrants to Purchase Shares of Common Stock." Please confirm that you are registering only the 54,000,000 shares of common stock underlying such warrants and revise your cover page accordingly or advise.

Risk Factors

Risks Specific to This Offering, page 10
4. We note that as of May 9, 2005 you could issue up to 82,336,402 previously registered shares of common stock under your Standby Equity Distribution Agreement with Cornell Capital, and that you had also entered into a new Standby Equity Distribution Agreement with Cornell under which Cornell agreed to purchase up to $100 million of your common stock over a two-year period. In light of your equity line arrangements with Cornell, please tell us whether Cornell holds any market dependent securities. If so, please provide us with information regarding the material terms of such securities. Selling Stockholders, page 15
5. Please note that disclosure regarding all material transactions with a selling stockholder that took place within the past three years must be provided to conform to the requirements of Item 507 of
Regulation S-K. In this regard, we would expect to see disclosure regarding the material terms of all such transactions with the selling stockholders, including the date, nature and value of such transactions. We would also expect to see specific disclosure regarding the material terms of the prior equity line with Cornell and the material terms of the Warrant, Promissory Note, Security Agreement, Placement Agent Agreement, Escrow Agreement and Standby Equity Distribution Agreement with Cornell. Please revise accordingly.
6. As a follow-up to the comment above, please describe in greater detail the material terms of the transaction pursuant to which Thornhill Capital LLC received its common stock and expand your disclosure to explain the nature of the "financial consulting services" provided by Thornhill.
7. It does not appear that Thornhill Capital is a registered broker-dealer. Please confirm. Additionally, if Thornhill Capital is an affiliate of a broker-dealer, please disclose whether it received its shares in the ordinary course of business and whether, at the time of acquisition, it had any understandings or arrangements with any other person, either directly or indirectly, to distribute the shares.

Information We Incorporate by Reference, page 19
8. Please revise this section to specifically incorporate by reference the amended Form 10-KSB filed on May 17, 2005. Additionally, ensure that this section is updated to include any other filings that are required to be incorporated by reference and are filed prior to effectiveness. See Interpretation H.69 in the July 1997 CF Manual of Publicly Available Telephone Interpretations.

Signatures
9. While we note that your Chief Executive Officer and Chief Financial Officer have signed the registration statement, please note that Form S-3 requires your principal accounting officer or controller to sign, as well. See Instruction 1 to the Signatures portion of Form S-3. Accordingly, please ensure that your next amendment is revised to clearly indicate who is signing in the capacity of principal accounting officer or controller.

Exhibits
10. Pursuant to the conversation held with Mr. Haligman on June
20,
2005, please file the Warrants issued to Thornhill Capital and Cornell Capital as exhibits to this registration statement. Additionally, please revise your exhibit index to list all agreements between the company and either of the selling security holders. See
Item 601(b)(10)(i)(A) of Regulation S-B. You may incorporate these agreements by reference if they have already been publicly filed.

* * * * *

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact
Sara
Kalin, at (202) 551-3454 or the undersigned, at (202) 551-3730.

      Sincerely,


      Barbara C. Jacobs
      Assistant Director


cc:	Via Facsimile
      Ronald S. Haligman, Esq.
      Kirkpatrick & Lockhart LLP
      201 S. Biscayne Blvd. Suite 2000
	Phone: (305) 539-3305
      Fax: (305) 358-7095
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Charles T. Jensen
NeoMedia Technologies, Inc.
June 24, 2005
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